Exhibit 15.2

Report of Independent Auditors

To the Shareholders of Sony Ericsson Mobile Communications AB

We have audited the accompanying consolidated balance sheets of Sony Ericsson Mobile Communications AB and its subsidiaries as of December 31, 2007 and December 31, 2006 and the related consolidated statements of income and of cash flows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluation the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Sony Ericsson Mobile Communications AB and its subsidiaries at December 31, 2007 and December 31, 2006 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2007 in conformity with accounting principles generally accepted in Sweden.

Accounting principles generally accepted in Sweden vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note C29 to the consolidated financial statements.

/s/ PricewaterhouseCoopers AB

Stockholm, June 19, 2008

20-F 2008

Sony Ericsson Mobile Communications Group

20-F 2008

Table of content

Consolidated Income Statement (2008 not covered by the Auditors’ Report)	2
Consolidated Balance Sheet (2008 not covered by the Auditors’ Report)	3
Consolidated Cash Flow (2008 not covered by the Auditors’ Report)	4

Notes to the Consolidated Financial Statements (2008 not covered by the Auditors’ Report)	5

20-F 2008	1

Consolidated Income Statement

		(Not covered by Auditors’ Report)
January 1 - December 31, TEUR	Notes	2008	2007	2006
Net sales	C2	11,243,840	12,915,573	10,959,233

Cost of sales		-8,749,816	-8,957,500	-7,775,448

GROSS PROFIT		2,494,024	3,958,073	3,183,785

Selling expenses		-894,808	-914,257	-861,482
General and Administration expenses	C26	-354,139	-345,300	-224,648
Research and Development expenses		-1,379,031	-1,172,566	-905,811
Other operating revenues	C3	44,074	33,655	72,126
Other operating expenses	C3	-548	-631	-7,436
Share in earnings of joint venture	C8	-22,649	-15,398	—

OPERATING INCOME	C6,C7,C16,C17,C24,C25	-113,077	1,543,576	1,256,534

Interest income and similiar profit items	C4	101,494	62,210	42,288
Interest expense and similiar loss items	C4	-71,162	-31,861	-1,118

NET INCOME BEFORE TAXES		-82,745	1,573,925	1,297,704

Income taxes for the year	C5	31,138	-423,483	-267,056

Minority interest		-21,283	-36,250	-33,329

NET INCOME		-72,890	1,114,192	997,319

20-F 2008	2

Consolidated Balance Sheet

		(Not covered by Auditors’ Report)
December 31, TEUR	Notes	2008	2007
ASSETS
Fixed assets
Intangible assets	C6	31,379	46,651
Tangible assets	C7	209,147	169,836

Financial assets
Equity in joint venture	C8	—	13,221
Securities held as fixed assets	C8	—	91,912
Other non current assets	C9	348,608	250,206

Total fixed and financial assets		589,134	571,826

Current assets
Inventories	C10	530,664	437,477
Accounts receivable	C11	1,629,435	1,870,213
Other assets	C12	584,938	344,887
Other short-term cash investments	C13	707,031	1,431,129
Cash and bank		417,846	724,108

Total current assets		3,869,914	4,807,814

Total assets		4,459,048	5,379,640

SHAREHOLDERS’ EQUITY AND LIABILITIES
Shareholders’ equity	C14
Share capital		100,000	100,000
Restricted reserves		445,361	424,163
Non-restricted reserves		744,477	387,602
Net income for the year		-72,890	1,114,192

Total equity		1,216,948	2,025,957

Minority interest		57,435	64,006

Provisions	C15	587,601	437,144

LIABILITIES
Long-term liabilities
Post-employment benefits	C17	25,369	24,166
Other long-term liabilities	C18	3,710	1,603

Total long-term liabilities		29,079	25,769

Current liabilities
Liabilities to financial institutions		53,280	—
Advances from customers		2,380	440
Accounts payable		989,517	1,263,111
Income tax liabilities		32,270	97,455
Other current liabilities	C19	1,490,538	1,465,758

Total current liabilities		2,567,985	2,826,764

Total shareholders’ equity and liabilities		4,459,048	5,379,640

Assets pledged as collateral	C20	23	31
Contingent liabilities	C21	3,711	2,640

20-F 2008	3

Consolidated Cash Flow

		(Not covered by Auditors’ Report)
January 1 - December 31, TEUR	Notes	2008	2007	2006
OPERATIONS
Net income		-72,890	1,114,192	997,319
Depreciation and amortization		117,687	113,881	85,029
Other non cash items	C22	18,928	-285,063	341,448

		63,725	943,010	1,423,796

Change in inventories		-93,186	-15	-117,207
Change in accounts receivables		240,778	-217,459	-764,993
Change in other receivables		-233,863	-54,687	-180,662
Change in accounts payable		-273,593	-13,370	468,955
Change in other liabilities		26,721	296,873	352,115

Cash flow from operating activities		-269,418	954,352	1,182,004

INVESTMENTS
Investments in intangible assets		-9,964	-20,658	-29,311
Sales of intangible assets		2,607	982	161
Investments in tangible assets		-126,583	-144,386	-96,105
Sales of tangible assets		5,391	3,869	19,198
Investment in subsidiary		—	—	-15,501
Net investments in joint venture		-9,428	-28,758	—
Investments / Sales of other financial assets		—	—	-12,462
Sales/Amortization of other financial assets		111,532	—	177

Cash flow from investing activities		-26,445	-188,951	-133,843

FINANCING
Borrowing		53,271	—	245
Repayment of debt		—	-511	-576
Dividend to minority		-37,117	-14,949	-30,427
Dividend paid		-770,000	-848,000	-247,000

Cash flow from financing activities		-753,846	-863,460	-277,758

Net change in cash		-1,049,708	-98,059	770,403
Cash, beginning of period		2,155,237	2,272,699	1,537,276
Translation difference in Cash		19,348	-19,403	-34,980

Cash, end of period		1,124,877	2,155,237	2,272,699

20-F 2008	4

Notes to the Consolidated Financial Statements

Content

C1. Accounting Principles	6
C2. Net sales by market area	10
C3. Other operating revenues and other operating expenses	10
C4. Financial income and expense	10
C5. Taxes	10
C6. Intangible assets	11
C7. Tangible assets	12
C8. Other securities held as fixed assets	13
C9. Other non-current assets	14
C10. Inventory	14
C11. Accounts receivables	14
C12. Other current assets	14
C13. Short term cash investments	14
C14. Shareholders’ equity	15
C15. Provisions	15
C16. Restructuring costs	15
C17. Post-employment benefits	16
C18. Long-term liabilities	16
C19. Other current liabilities	17
C20. Assets pledged as collateral	17
C21. Contingent liabilities	17
C22. Cash flow analysis, other non cash items	17
C23. Translation to SEK	17
C24. Leasing	18
C25. Wages, salaries and social security expenses	18
C26. Fees to auditors	19
C27. Financial risks	19
C28. Transactions with joint venture	20
C29. Group companies	21
C30. Reconciliation to accounting principles generally accepted in the United States	21

20-F 2008	5

C1. Accounting Principles

The consolidated financial statements of Sony Ericsson Mobile Communications AB and its subsidiaries are prepared in accordance with accounting principles generally accepted in Sweden, applying the Swedish Annual Accounts Act (ÅRL), the Swedish Accounting Standards Board’s recommendations (Bokföringsnämnden, BFN) and the Recommendation of the Swedish Financial Accounting Standards Council, RR 29 Remunerations to employees. The accounting principles are unchanged since last year.

Principle of Consolidation

The consolidated financial statements include the accounts of the Parent Company and all subsidiaries in which the company has a voting majority. The intercompany transactions and internal profit have been eliminated. The consolidated financial statements have been prepared in accordance with the purchase method, whereby consolidated stockholders’ equity includes equity earned only after acquisition. Minority interest in net earnings is reported in the consolidated income statement. Minority interest in the equity of subsidiaries is reported as a separate item in the consolidated balance sheet.

Translation of financial statements in foreign currency

Sony Ericsson’s results are presented in EUR which is the reporting currency and the functional currency of the parent company. The group has sales and cost of sales in a large number of currencies. For all companies, including subsidiary companies, the functional (business) currency is the currency in which the companies primarily generate and expend cash. Their financial statements plus goodwill related to such companies are translated to EUR by translating assets and liabilities at the closing rate on the balance sheet day and income statement items at average exchange rates, during the year, with translation adjustments reported directly in consolidated equity.

Revenue recognition

Sales revenue is recorded upon the delivery of products according to contractual terms and represents amounts realized, excluding value-added tax, and is net of goods returned, trade discounts and allowances. Sales revenue is recognized with reference to all significant contractual terms when the product has been delivered, when the revenue amount is fixed or determinable and when collection is reasonably assured.

Accruals for sales bonuses and similar items such as quarterly and yearly bonuses, quality bonus, co-op advertising and stock protection are shown as deductions from gross sales to arrive at net sales.

For product and equipment sales, delivery generally does not occur until the products or equipment have been shipped, risk of loss has transferred to the customer, and objective evidence exists that customer acceptance provisions, if any, have been met. The Company records revenue when allowances for discounts, price protection, returns and customer incentives can be reliably estimated. Recorded revenues are reduced by these allowances. The Company bases its estimates on historical experience taking into consideration the type of products sold, the type of customer, and the type of transaction specific in each arrangement.

Costs related to shipping and handlings are included in cost of sales in the Consolidated Income Statement.

Research and development costs

Research and development costs are charged to expenses as incurred. Expenses related to the third party (including joint venture) development of new platforms for mobile phones are capitalized as other non-current asset and are amortized when the platforms are put into commercial use. Such costs are capitalized as intangible assets when technological feasibility has been established and when future economic benefits can be demonstrated.

Hedge accounting

The Group applies hedge accounting for financial instruments intended to hedge foreign currency exposures having a future impact on results.

At the point in time at which the contract is established, the relationship between the hedging instrument and the hedged item is documented, as well as the purpose of this risk management and the strategy for taking various hedging measures. The company also documents its assessment, both when the contract is entered into and on an ongoing basis, as to whether the derivative used in the hedging transaction is effective in counteracting changes in fair value or income statement effects, in terms of the hedged items in question.

20-F 2008	6

The hedging is designed in such a manner as to ensure, to the greatest degree possible, its effectiveness. The changes in fair value for those derivative instruments which do not meet the conditions for hedge accounting are reported directly in the income statement.

Future foreign currency exposures are hedged primarily by forward cover agreements but also via currency options. The effective portion of changes in the fair value of hedging instruments is recognized in equity. Any gain or loss relating to the ineffective portion is recognized in the income statement. Amounts accumulated in equity are recycled in the income statement in the periods in which the hedged item affects profit or loss, for example, when the forecasted sale which is hedged takes place.

Intangible and tangible fixed assets

Intangible and tangible fixed assets are stated at cost less accumulated depreciation and impairment losses as well as write-ups. Annual depreciation is reported as plan depreciation, generally using the straight line method with estimated useful lives ranging from 3 years up to 10 years for machineries and equipments. Intangible assets are amortized over a period ranging from 3 years up to 5 years or based on the contract’s economic reality. Land improvements are amortized in 20 years. The costs of computer software developed or obtained for internal use are capitalized as intangible assets when technological feasibility has been established and when future economic benefits can be demonstrated.

Tooling

Tooling owned by Sony Ericsson but used in its manufacturing partners operations is capitalized and amortized over useful life.

Financial assets

Financial assets that are intended for long-term holding are accounted at acquisition value and impairment is made if a permanent decrease in the value can be stated. These assets include strategic long-term investments in private companies over which Sony Ericsson does not have the ability to exercise significant influence.

Joint venture

Investments in joint ventures, where Sony Ericsson has significant influence, are recognized in the consolidated financial statements in accordance with the equity method. Sony Ericsson’s share of income before taxes is reported in item “Share in earnings of joint venture” included in Operating income. Taxes are included in item “Income taxes for the year”.

Impairment test of assets

Impairment tests are performed on a regular basis whenever there is an indication of possible impairment. An impairment loss is determined based on the amount by which the carrying value exceeds the fair value of those assets.

Leases

Leases on terms in which Sony Ericsson assumes substantially all the risks and rewards of ownership are classified as finance leases, i.e. the leased object is recognized as a non-current asset and the future obligations for lease payments are recognized as current and non-current liabilities in the Balance Sheet. Upon initial recognition, the leased asset is measured at an amount equal to the lower of its fair value and the present value of the minimum lease payments. Subsequent to initial recognition, the asset is accounted for in accordance with the accounting policy applicable to that asset, although the depreciation period would not exceed the lease term.

Other leases are operating leases, and the leased assets under such contracts are not recognized in the balance sheet. Costs under operating leases are recognized in the Income Statement on a straight-line base over the term of the lease. Lease incentives received are recognized as an integral part of the total lease expense, over the term of the lease. Sony Ericsson has not identified any financial leases for the reported periods.

Income tax

Reported income tax includes tax, which is to be paid or received, regarding the current year, adjustments concerning the previous years’ current taxes and changes in deferred taxes.

All income tax liabilities and receivables are valued at their nominal amount according to the tax regulations and are measured at the tax rate that is expected to be applied to the temporary differences when they reverse, based on the tax laws that have been enacted or substantively enacted by the reporting date. An adjustment of

20-F 2008	7

deferred tax asset/liability balances due to a change in the tax rate is recognized in the income statement unless it relates to a temporary difference earlier recognized directly in equity, in which case the adjustment is also recognized in equity.

In the case of items reported in the income statement, the related tax effects are also reported in the income statement. The tax effects of items that are accounted for directly against equity are also reported directly against equity.

Deferred tax is calculated according to the balance sheet method on all temporary differences arising between the reported value and the tax value of the assets and liabilities.

Receivables

Receivables with maturities greater than 12 months after balance sheet date are reported as fixed assets, and other receivables as current assets. Receivables are reported in the amounts at which they are expected to be received, on the basis of individual assessment.

Accounts Receivables

Accounts receivables are reported as current assets in the amounts at which they are expected to be received net of individual bad debt assessment.

Inventories

Inventories, which include the cost of materials, labor and overhead, are measured at the lower of cost or net realizable value on a first-in, first-out (FIFO) basis. Risk of obsolescence has been measured by estimating market value based on future customer demand and customer acceptance of new products.

Borrowings

Borrowings are reported initially at fair value, net of transaction costs incurred. If the reported amount differs from the amount to be repaid at maturity date, then the difference is allocated as interest expense or interest income over the tenure of the loan. In this manner, the initial amount reported agrees, at maturity date, with the amount to be repaid.

Financial liabilities first cease to be reported when they have been settled on the basis of repayment or when repayment has been waived.

All transactions are reported on settlement date.

Provisions

Provisions are made when there are legal or constructive obligations as a result of past events and when it is probable that an outflow of resources will be required to settle the obligations and the amounts can be reliably estimated. However, the actual outflow as a result of the obligation may differ from such estimate.

Warranty provisions include provisions for faulty products based on estimated return rates and costs. The best estimate is based on sales, contractual warranty periods and historical failure data of products sold.

Post-employment benefits

The Group has both defined benefit and defined contribution plans.

A defined contribution plan is a pension plan under which the Group pays fixed contributions into a separate entity. The Group has no legal or constructive obligations to pay further contributions. The contributions are recognized as employee benefit expenses when they are due.

A defined benefit plan is a pension plan that defines an amount of pension benefit that an employee or former employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation. The Group is responsible for the fulfillment of the pension obligation.

The schemes are both funded and unfunded.

The liability or receivable recognized in the balance sheet in respect of defined benefit pension plans is the present value of the defined benefit obligation at the balance sheet date less the fair value of plan assets, unrecognized actuarial gains and losses and unrecognized past service cost.

Independent actuaries using the Projected Unit Credit Method calculate the defined benefit obligations and expenses annually. This method indicates that past-service costs are amortized on a straight-line basis over the vesting period. The present value of the defined benefit obligation is determined by discontinuing the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating to the terms of the related pension liability.

20-F 2008	8

Actuarial gains and losses, arising from experience adjustments and changes in actuarial assumptions, to the extent theses exceed 10% of the pension obligations’ present value or the fair value of plan assets are charged or credited to income over the employees’ expected average remaining working lives.

The used principle for defined benefit plans is only effective in the consolidated financial statements.

Part of the pension plans in Sweden is secured through an insurance solution with the insurance company Alecta. According to a statement issued by the Swedish Financial Reporting Board (UFR 3), this constitutes a multi-employer plan. It has not been possible, however, for Sony Ericsson to get sufficient information to account for the plan as a defined benefit plan. The plan has therefore been accounted for as a defined contribution plan.

Contingent liabilities

The Group records a Contingent liability when there is a possible obligation that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the entity. Contingent liabilities are also reported when there is a present obligation that arises from past events but is not recognized, because it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation, or the amount of the obligation cannot be measured with sufficient reliability.

Statement of Cash Flow

Foreign subsidiaries’ transactions are translated at the average exchange rate during the period. Subsidiaries purchased and/or sold, net of cash acquired/sold, are reported as cash flow from investment activities and do not affect reported cash flow from operations. Cash and cash equivalents consist of cash and bank and short term cash investments. The statement of Cash Flow for 2006, 2007 and 2008 complies with International Accounting Standards (IAS) No. 7.

Related party transactions

Transactions and balances related to Sony and Ericsson are classified as external items.

Dividend

Each year the Board of Directors assesses the company’s and the group’s results and financial position in order to determine the appropriate disposition of earnings. This disposition, including any payment of dividends, is based on a number of factors including: the latest profit and loss account, the company’s equity, the company’s and the group’s cash flows, the equity ratio and liquidity of the company and the group after the proposed dividend in relation to the industry standards in which the company and the group conducts its business, and both the company’s and the group’s ability to fulfill both their short and long-term obligations. As a result of this assessment a dividend of Euro 770 million was paid in 2008.

20-F 2008	9

C2. Net sales by market area

	2008	2007	2006
Europe, Middle East & Africa	5,965,838	7,293,316	5,865,030
Americas	2,565,969	2,072,408	1,550,179
Asia	2,712,033	3,549,849	3,544,024

Total	11,243,840	12,915,573	10,959,233

C3. Other operating revenues and other operating expenses

	2008	2007	2006
Other operating revenues
Gains on sales of intangible and tangible assets	548	3,434	16,409
Gains on sales of financial assets	19,621	—	—
Commissions, license fees and other operating revenues	23,905	30,221	55,717

Total other operating revenues	44,074	33,655	72,126

Other operating expenses
Losses on sales of intangible and tangible assets	-548	-631	-341
Other expenses	—	—	-7,095

Total other operating expenses	-548	-631	-7,436

Gains	on sales of financial assets refer to sale of shares in Symbian Software Ltd.

C4. Financial income and expense

	2008	2007	2006
Interest income and similiar profit items
Interest income external and similiar items	101,494	62,210	42,288

Total	101,494	62,210	42,288

Interest expense and similiar loss items
Interest expenses external and similar items	-71,162	-31,861	-1,118

Total	-71,162	-31,861	-1,118

Financial Net	30,332	30,349	41,170

C5. Taxes

Income statement

The following items are included in income taxes for the year:

	2008	2007	2006
Current income taxes for the period	-82,275	-462,064	-368,308
Deferred tax income/ (-expense) related to temporarydifferences and tax loss carryforwards	113,413	38,720	101,252
Share of taxes in joint venture	—	-139	—

Income taxes for the period	31,138	-423,483	-267,056

20-F 2008	10

A reconciliation between actual tax income (-expense) for the year and the theoretical tax income (-expense) that would arise when applying statutory tax rate in Sweden, 28 percent on income before taxes is shown in the table:

	2008	2007	2006
Income before taxes	-82,745	1,573,925	1,297,704
Tax rate in Sweden (28%)	23,169	-440,771	-363,357
Effect of foreign tax rates	1,993	7,884	29,020
Current income taxes related to prior years	9,321	-4,942	-876
Tax effect of expenses that are non deductible for tax purpose	-21,684	-6,011	-4,858
Tax effect of income that are non-taxable for tax purpose	12,319	13,667	10,014
Tax effect of changes in tax rates	162	3,112	19
Utilization/revaluation of tax losses carryforwards	5,858	3,578	62,982

Income taxes for the year	31,138	-423,483	-267,056

Balance sheet

Tax effect of temporary differences has resulted in deferred tax assets and liabilities as follows:

	2008	2007
Deferred tax assets	298,101	167,186

The Swedish tax rate has been changed from 28% to 26.3% from January 2009.

Deferred tax assets relate to temporary differences due to certain provisions such as warranty and scrap liabilities and tax losses carryforwards. Deferred tax assets are amounts recognized in countries where we expect to be able to generate corresponding taxable income in the future to benefit from tax reductions.

C6. Intangible assets

2008	Licenses, software trademarks and similar rights	Patents	Total
Accumulated acquisition costs

Opening balance January 1, 2008	117,843	3,978	121,821
Acquisitions	9,964	—	9,964
Sales/disposals	-4,507	—	-4,507
Translation difference for the year	8,833	—	8,833

Closing balance December 31, 2008	132,133	3,978	136,111

Accumulated depreciation

Opening balance January 1, 2008	-73,503	-1,667	-75,170
Depreciation	-23,655	-1,326	-24,981
Sales/disposals	1,900	—	1,900
Translation difference for the year	-6,481	—	-6,481

Closing balance December 31, 2008	-101,739	-2,993	-104,732
Net carrying value	30,394	985	31,379

20-F 2008	11

2007	Licenses, software trademarks and similar rights	Patents	Total
Accumulated acquisition costs

Opening balance January 1, 2007	103,420	3,978	107,398
Acquisitions	20,658	—	20,658
Sales/disposals	-4,067	—	-4,067
Translation difference for the year	-2,168	—	-2,168

Closing balance December 31, 2007	117,843	3,978	121,821

Accumulated depreciation

Opening balance January 1, 2007	-59,822	-341	-60,163
Depreciation	-18,102	-1,326	-19,428
Sales/disposals	3,085	—	3,085
Translation difference for the year	1,336	—	1,336

Closing balance December 31, 2007	-73,503	-1,667	-75,170
Net carrying value	44,340	2,311	46,651

C7. Tangible assets

2008	Land and buildings	Machinery	Other equipment	Total
Accumulated acquisition costs

Opening balance January 1, 2008	32,473	99,988	287,616	420,077
Acquisitions	19,596	38,277	68,710	126,583
Sales/disposals	—	-5,802	-12,537	-18,339
Translation difference for the year	3,547	13,087	40,975	57,609

Closing balance December 31, 2008	55,616	145,550	384,764	585,930

Accumulated depreciation

Opening balance January 1, 2008	-7,156	-50,232	-192,694	-250,082
Depreciation	-3,511	-21,822	-67,373	-92,706
Sales/disposals	—	4,235	8,713	12,948
Translation difference for the year	-691	-6,921	-33,409	-41,021

Closing balance December 31, 2008	-11,358	-74,740	-284,763	-370,861

Accumulated revaluations

Opening balance January 1, 2008	—	-151	-8	-159
Write down	—	-4,802	-695	-5,497
Translation difference for the year	—	-224	-42	-266

Closing balance December 31, 2008	—	-5,177	-745	-5,922

Net carrying value	44,258	65,633	99,256	209,147

20-F 2008	12

2007	Land and buildings	Machinery	Other equipment	Total
Accumulated acquisition costs

Opening balance January 1, 2007	17,687	74,327	220,621	312,635
Acquisitions	15,637	39,415	89,334	144,386
Sales/disposals	—	-7,760	-15,360	-23,120
Translation difference for the year	-851	-5,994	-6,979	-13,824

Closing balance December 31, 2007	32,473	99,988	287,616	420,077

Accumulated depreciation

Opening balance January 1, 2007	-5,136	-37,236	-143,905	-186,277
Depreciation	-2,185	-23,694	-68,516	-94,395
Sales/disposals	—	7,514	14,539	22,053
Translation difference for the year	165	3,184	5,188	8,537

Closing balance December 31, 2007	-7,156	-50,232	-192,694	-250,082

Accumulated revaluations

Opening balance January 1, 2007	—	-98	-8	-106
Write down	—	-58	—	-58
Translation difference for the year	—	5	—	5

Closing balance December 31, 2007	—	-151	-8	-159

Net carrying value	25,317	49,605	94,914	169,836

C8. Other securities held as fixed assets

Capital share in joint venture U.I. Holding B.V.

	2008	2007
Opening balance January 1	13,221	—
Capital share in joint venture	—	13,221
Capital injection	9,428	—
Write down of capital share in joint venture	-22,649	—

Closing balance December 31	0	13,221

U.I. Holding B.V. owns 100% of UIQ AB, which went into bankruptcy at the end of December 2008.

Other financial assets

	2008	2007
Opening balance January 1	91,912	91,942
Reclassification	—	-17
Sales	-91,912	—
Translation difference for the year	—	-13

Closing balance December 31	0	91,912

The investment is related to Symbian Software Ltd and has during the year been sold with a gain of TEUR 19,621.

20-F 2008	13

C9. Other non-current assets

	2008	2007
Deferred tax assets	298,101	167,186
Other non current assets	50,507	83,020

Total	348,608	250,206

TEUR 137,478 of the deferred tax assets refers to tax loss carry forwards, of which TEUR 99,480 is related to Japan, where there is a time limit of seven years for utilizing the losses. Based on current business plan and historical performance, the tax losses are expected to be utilized before being expired.

The main part of other non-current assets is prepaid licenses.

C10. Inventory

	2008	2007
Manufacturing work in process	304,768	236,976
Finished products and goods for resale	225,896	200,501

Inventories, net	530,664	437,477

Reported amounts are net of obsolescence reserves by TEUR 35,631 (TEUR 25,690 in 2007).

C11. Accounts receivables

	2008	2007
Current Receivables
Commercial receivables	1,647,280	1,876,939
Provision for doubtful debts	-17,845	-6,726

Total	1,629,435	1,870,213

Provisions for doubtful debts have been estimated based on commercial risk evaluations.

C12. Other current assets

	2008	2007
Prepaid expenses	77,555	81,543
Prepaid tooling	37,848	28,752
Other receivables	469,535	234,592

Total	584,938	344,887

TEUR 34,740 of the other receivables refers to prepaid taxes.

C13. Short term cash investments

	2008	2007
Net book value	707,031	1,431,129
Market value	707,031	1,435,325

Short term cash investments are held in money-market funds and are treated as cash equivalents with an initial maturity at the time of acquisition of 3 months or less.

20-F 2008	14

C14. Shareholders’ equity

	Share capital	Restricted reserves	Non-restricted reserves and net profit/loss for the year	Total shareholders’ equity
Shareholder’s equity December 31, 2006	100,000	722,889	957,720	1,780,609
Changes in cumulative translation adjustments	—	-9,334	-12,436	-21,770
Fair value reserve	—	—	926	926
Transfer between non-restricted and restricted reserves	—	10,608	-10,608	—
Net income for the year	—	—	1,114,192	1,114,192
Dividend	—	-300,000	-548,000	-848,000

Shareholder’s equity December 31, 2007	100,000	424,163	1,501,794	2,025,957
Changes in cumulative translation adjustments*	—	20,844	5,631	30,006
Fair value reserve**	—	—	7,406	7,406
Transfer between non-restricted and restricted reserves***	—	356	-356	-3,532
Net income for the year	—	—	-72,890	-72,890
Dividend****	—	—	-770,000	-770,000

Shareholder’s equity December 31, 2008	100,000	445,363	671,585	1,216,948

Share capital consists of 100,000,200 shares at a quota value of EUR 1 per share.

*	Cumulative translation adjustments have been distributed among unrestricted and restricted stockholders equity.
**	The fair value reserve is related to the effective portion of changes in the fair value of hedging instruments that is recognized in equity. Amounts accumulated in equity are recycled in the income statement in the periods in which the hedged item affects profit or loss, for example, when the forecasted sale which is hedged takes place. The closing balance for fair value reserve after taxes is TEUR 2,912 and is part of non-restricted reserves.
***	The transfer between non-restricted and restricted reserves is in accordance with the proposals of the respective companies’ boards of directors. In evaluating the consolidated financial position, it should be noted that earnings in foreign companies may be subject to taxation when transferred to Sweden and, in some instances, such transfer of earnings may be limited by currency restrictions.
****	During 2008 it was decided to make a dividend of Euro 770 million to the owning companies Sony and Ericsson.

C15. Provisions

	2008	2007
Warranty commitments	432,385	398,516
Restructuring expenses	133,231	—
Other provisions	21,985	38,628

Total	587,601	437,144

Warranty commitments include provisions for faulty products based on estimated return rates and costs. The best estimate is based on sales, contractual warranty periods and historical failure data of products sold.

C16. Restructuring costs

2008
Cost of sales	-74,986
Selling expenses	-15,951
Administration expenses	-12,582
Research and development expenses	-62,349
Results from shares in Joint venture	-8,664

Total	-174,532

where of;
Write down of assets	-23,575
Redundance expenses	-60,532
Rental agreements	-15,998
Other	-74,427

Total	-174,532

20-F 2008	15

C17. Post-employment benefits

Sony Ericsson participates in local pension plans in countries in which we operate. There are principally two types of pension plans:

•

Defined contribution plans, where the Company’s only obligation is to pay fixed pension premiums into a separate entity (a fund or insurance company) on behalf of the employee. No provision for pensions is recognized in the balance sheet other than accruals for premium pensions earned, but not yet paid.

•

Defined benefit plans, where the Company’s undertaking is to provide pension benefits that the employees will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation.

In Sony Ericsson most of the companies have defined contribution plans and therefore no pension provisions on the balance sheet. The subsidiaries in Japan, Netherlands, Germany, Greece and Mexico have defined benefit plans. In Sweden, the total pension benefits are accounted as defined contribution plans, even though the Financial Accounting Standards Council’s interpretations committee defined the ITP pension plan, financed through insurance with Alecta as a defined benefit plan. Sony Ericsson did not have access to information from Alecta that would have made it possible for this plan to be reported as a benefit plan.

Pension costs

2008	Sweden	UK	Netherlands	Japan	Other	Total
Pension cost Defined Benefit Plan	—	—	1,049	4,921	1,000	6,970
Pension cost Defined Contribution Plan	36,810	802	—	496	6,960	45,068

Total	36,810	802	1,049	5,417	7,960	52,038

2007	Sweden	UK	Netherlands	Japan	Other	Total
Pension cost Defined Benefit Plan	—	-87	7,635	3,229	556	11,333
Pension cost Defined Contribution Plan	30,711	1,203	—	—	4,171	36,085

Total	30,711	1,116	7,635	3,229	4,727	47,418

Provisions for post-employment benefits

2008	Sweden	UK	Netherlands	Japan	Other	Total
Provision for post employee benefits	—	—	5,842	15,705	2,839	24,386
Other employee benefits	—	—	—	—	983	983

Total	—	—	5,842	15,705	3,822	25,369

The pension plan for the UK was reclassified from defined benefit plan to defined contribution plan.

2007	Sweden	UK	Netherlands	Japan	Other	Total
Provision for post employee benefits	—	2,310	6,375	11,903	1,715	22,303
Other employee benefits	—	193	125	202	1,343	1,863

Total	—	2,503	6,500	12,105	3,058	24,166

The pension plan for the Netherlands was reclassified from defined contribution plan to defined benefit plan.

20-F 2008	16

C18. Long-term liabilities

Maturity date for the group long-term liabilities, TEUR 3,710 (TEUR 1,603 in 2007), is within 1-5 years.

C19. Other current liabilities

	2008	2007
Accrued personnel related expenses	118,717	146,279
Accrued sales related expenses	875,179	893,639
Other accrued expenses	224,800	336,990
Other short term liabilities	271,842	88,850

Total	1,490,538	1,465,758

Accrued sales related expenses include sales bonuses, such as quarterly and yearly bonuses, quality bonus, co-op and stock protection.

C20. Assets pledged as collateral

	Liabilities to financial institutions	Advances from customers	2008	Liabilities to financial institutions	Advances from customers	2007
Other	23	—	23	31	—	31

Total	23	—	23	31	—	31

C21. Contingent liabilities

	2008	2007
Guarantee	60	0
Other contingent liabilities	3,651	2,640

Total	3,711	2,640

Other contingent liabilities mainly include guarantees for loans.

C22. Cash flow analysis, other non cash items

	2008	2007	2006
Share of taxes in Joint venture	—	139	—
Deferred tax income	-113,414	-38,720	-101,252
Minority interest	21,283	36,250	33,329
Interest	9	—	-37,268
Tax	-65,185	-330,520	333,951
Change in provisions (note C15 & C17)	151,660	21,601	126,905
Revaluation of share in Joint venture	22,649	15,398	134
Write-down on non-current assets	5,497	58	372
Gains and losses on disposal of non-current assets	-19,621	-2,802	-16,068
Other	16,050	13,533	1,345

Total	18,928	-285,063	341,448

20-F 2008	17

C23. Translation to SEK

The exchange rate for SEK is 10.96 (9.47) for balance sheet items and the average exchange rate for the period is 9.64 (9.24).

C24. Leasing

2008
Future payments for operating leases and rents

2009	64,162
2010	55,177
2011	37,326
2012	34,133
2013	29,667
2014 and future	63,615

The purpose of leases mainly refers to rents and office equipment.

C25. Wages, salaries and social security expenses

Wages and salaries

	2008	2007	2006
Wages and salaries	589,248	490,885	392,969
Social security expenses	171,105	135,706	114,872
Of which pension costs	52,038	47,418	34,230
Of which
CO compensation	908	1,364	1,082
CO pension costs	46	163	190
bonus & similar to CO	1,020	1,755	963

Severance pay

For the President and the Corporate Management the following applies:

Severance payments are not payable if an employee resigns voluntarily, or if the employment is terminated as a result of flagrant disregard of responsibilities. An exception to this is if the notice of termination given by the employee is due directly to significant structural changes or other events that affect the content of work or the condition of the position. In such an instance, the notice is treated as if it were given by the Company and severance payments are made to the individual. Upon termination of employment, severance pay amounting to one years’ salary is normally paid. The severance payments will be paid out during agreed severance period.

Pension

Sony Ericsson’s policy regarding pension is to follow the competitive practice in the home country of the executive. There are different supplementary pension plans for the President and the Corporate Management. As major pension arrangements, the total pension base salary consists of the annual base salary and the target pay out according to the short term incentive plan. The company pays to the capital insurance company on salary portions in excess of 20 base amounts (one base amount = SEK 41,000) a percentage of the executive’s total pension based salary, between 25 and 35 percent per year, depending on the age of the executive.

Long term incentive

Sony Ericsson has a long term incentive program for certain employees. The calculation of the bonuses is based on the performance of the Group and payments for the units allocated are vested in three years. The size of the units is approved by the Remuneration Committee of the Board.

20-F 2008	18

Wages and salaries by geographical area

	2008	2007	2006
Europe* and Middle East & Africa	365,751	302,980	227,115
North America	78,582	70,194	67,504
Latin America	10,060	8,027	4,267
China	49,362	38,232	26,041
Japan	66,453	58,414	58,369
Asia Pacific	19,040	13,038	9,673
Total	589,248	490,885	392,969

* Of which Sweden	258,487	209,746	157,416
* Of which EU excl. Sweden	96,166	82,996	37,535

Number of employees

	2008		2007		2006
	Men	Women	Men	Women	Men	Women
Europe* and Middle East & Africa	3,319	1,395	2,914	1,148	2,245	842
North America	592	174	581	180	528	176
Latin America	85	49	61	32	41	16
China	1,766	1,870	1,381	1,563	942	1,168
Japan	997	275	946	253	839	205
Asia Pacific	256	127	184	86	102	71
Total	7,015	3,890	6,067	3,261	4,697	2,478

* Of which Sweden	2,573	1,030	2,256	816	1,696	593
* Of which EU excl. Sweden	654	299	526	225	395	163

Distribution of female/male for the Board of Directors and other persons in leading positions

	2008		2007
	Number on balance day	whereof men	Number on balance day	whereof men
Consolidated (including subsidiaries)
Members of the board	94	97.8%	97	96.9%
Presidents and Executive Vice presidents	14	100%	12	100%

C26. Fees to auditors

	2008	2007	2006
PricewaterhouseCoopers
Audit fees	1,609	1,279	916
Fees for other services	756	1,040	897

Total	2,365	2,320	1,813

The amount for audit fees to other than PricewaterhouseCoopers is TEUR 95 for 2008.

C27. Financial risks

Foreign exchange risk - Transaction exposure

Sony Ericsson’s results are presented in EUR; the company’s hedging is based on EUR being the risk free currency. The group has sales and cost of sales in a large number of currencies. The main part of the net exposure is concentrated to the parent company. The group’s currency exposures are hedged up to 6 months. The group’s net exposure is to 80% USD, JPY, GBP and RUB. The currency exposures are primarily hedged with forward contracts. The market value of derivatives not being used to revalue balance sheet items by December 31, 2008 was Euro 2.8 million, all of these derivatives were forward contracts.

20-F 2008	19

Foreign exchange risk - Translation exposure

All equity in the groups companies is translated in accordance with the “current method” hence the translation exposure is taken directly in to equity in the balance sheet. This type of currency exposure is not hedged.

Interest rate risk

Sony Ericsson’s interest rate risk is primarily derived from cash and short term deposits, other balance sheet items are to a very small extent affected by shifts in the interest rate. Cash and short-term deposits amount to Euro 1,125 million at year end 2008, with an investment horizon shorter than twelve months.

Credit Risk

Credit risk is divided into two categories; credit risk in trade receivables and financial credit risk.

Credit risk in Trade receivables

The value of outstanding trade receivables were at year end Euro 1,647 million. Provisions for expected losses at year end were Euro 18 million. 50% of the trade receivables are towards countries with a country risk in the interval “negligible to moderate”. Approximately 70% of Sony Ericsson’s outstanding AR is insured against non-payment by the customer.

Financial credit risk

Financial instruments carry an element of risk in that counterparts may be unable to fulfill their payment obligations. These exposures arise in the investments of cash and cash equivalents and from derivative positions with positive unrealized result against banks and other counterparties. Sony Ericsson mitigates these risks by investing cash in governmental risk, both fund and discretionary trustee are applied. Part of the liquidity is also deposited with a few chosen banks with the highest possible short-term rating. How much to be invested with each fund and bank is regulated in the policy.

Liquidity risk

The liquidity risk is that Sony Ericsson is unable to meet its short term payment obligations due to insufficient or illiquid cash reserves. At year end Sony Ericsson had a very large net cash position invested in liquid funds and very short deposits with banks. Sony Ericsson is aiming to maintain a cash level of 10% of annual turnover. The company’s net cash exceeds this requirement at year end.

C28. Transactions with joint venture

Royalty - Sony Ericsson has paid a royalty to UIQ Technology AB for the right to use the UIQ Technology AB software in the mobile phones.

Purchases - Sony Ericsson has bought Support & Maintenance and Professional Service Work from UIQ Technology AB.

Transactions with joint venture	2008	2007
Sales	—	389
Royalty	3,172	4,552
Purchases	1,830	2,608

Balances regarding joint venture
Assets	—	177
Liabilities	53	845

20-F 2008	20

C29. Group companies

Company	Domicile	Percentage of ownership
Sony Ericsson Mobile Communications AB	Sweden
Sony Ericsson Mobile Communications International AB Sweden	Sweden	100%
Sony Ericsson Mobile Communications Management Ltd, UK	United Kingdom	100%
Sony Ericsson Mobile Communications S.p.A., Italy	Italy	100%
Sony Ericsson Hungary Mobile Communications Ltd.	Hungary	100%
Sony Ericsson Mobile Communications do Brazil Ltd.	Brasil	100%
Sony Ericsson Mobile Communications S.A. de C.V.	Mexico	100%
Sony Ericsson Servicios Móviles S.A. de C.V.	Mexico	100%
Sony Ericsson Mobile Communications Japan Inc.	Japan	100%
Sony Ericsson Mobile Communications (USA) Inc.	USA	100%
Sony Ericsson Mobile Communications Iberia, S.L.	Spain	100%
Sony Ericsson Mobile Communications Hellas S.A.	Greece	100%
Sony Ericsson Mobile Communications (India) Private Limited	India	100%
Sony Ericsson Mobile Communications France S.A.S.	France	100%
LLC Sony Ericsson Mobile Communications Russia	Russia	100%
Sony Ericsson Mobile Communications (Thailand) Co., Limited	Thailand	100%
Sony Ericsson Mobile Communications (China) Co., Ltd.	China	100%
Beijing Suohong Electronics Co. Ltd., (BSE)	China	100%
Beijing SE PUTIAN Mobile Communications Company Ltd. (BMC)	China	51%
Sony Ericsson Mobile Communications Nigeria Limited	Nigeria	100%

C30. Reconciliation to accounting principles generally accepted in the United States

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Sweden for unlisted companies, applying the Swedish Annual Accounts Act (ÅRL), the Swedish Accounting Standards Board’s (Bokföringsnämnden, BFN) recommendations and the Recommendation of the Swedish Financial Accounting Standards Council, (RR29), Remunerations to employees, which differs in certain significant respects from the generally accepted accounting principles in the United States (“US GAAP”). Sony Ericsson Mobile Communications has reconciled its net income / loss and equity under Swedish GAAP to the accounting principles according to generally accepted principles in the United States.

The principle differences between Swedish GAAP and US GAAP that affect our net income, as well as our stockholders equity relate to the treatment of business combinations (negative goodwill), synthetic option plan and restructuring costs.

Business combinations - Negative Goodwill

Under both Swedish GAAP and US GAAP, when the fair value of net assets acquired exceeds total purchase price, the Company first assess whether all acquired assets and assumed liabilities have been properly identified and valued. Under Swedish GAAP, negative goodwill is not subject to amortization and any excess remaining after reassessment is recognized in income statement immediately. During 2004, a negative goodwill amounted to TEUR 3,717 was identified by the Company in connection with the acquisition of Beijing SE Putian Mobile Communications Co. Ltd (BMC), and it was recognized in income statement by the end of 2004.

Under US GAAP, the Company must first reassess whether all acquired assets and assumed liabilities have been identified and properly valued. If an amount of negative goodwill still results after this reassessment, all acquired assets (including research and development assets) are then subject to pro rata reduction, except for (1) financial assets other than investments accounted for by the equity method, (2) assets to be disposed of by sale, (3) deferred taxes, (4) prepaid assets relating to pension and other postretirement benefit plans, and (5) any other current assets. If all eligible assets are reduced to zero and an amount of negative goodwill still remains, the remaining unallocated negative goodwill must be recognized immediately as an extraordinary gain. A negative goodwill was identified by the Company amounted to TEUR 3,717, and it was recognized in income statement by the end of 2004. All adjustments according to US GAAP are specified in this report (see separate information for adjustments).

20-F 2008	21

Provision for social security cost on synthetic option plan

Under Swedish GAAP, the Company accrues social security costs for the synthetic option plan during the vesting period. Under US GAAP, no social security cost is recorded until the options are exercised or matching of the options takes place, which decreases net income by TEUR -162 (TEUR -3,623 in 2007).

Restructuring costs

Under Swedish GAAP a provision for severance pay is recognized when a constructive obligation to restructure arises which requires that a detailed formal plan has been communicated to those affected by it. The implementation needs to be planned to begin as soon as possible and to be completed in a timeframe that makes significant changes to the plan unlikely. Under US GAAP provisions for severance pay is recognized on the remaining service period when a company has a detailed formal plan which has been communicated to those affected. If an entity under Swedish GAAP has a contract that is onerous, the present obligation under the contract shall be recognized and measured as a provision. Under US GAAP, costs to terminate a contract before the end of its term should be recognized as a liability and measured at fair value when the entity terminates the contract in accordance with the contract terms or when the premises have been vacated. A liability for costs that will continue to be incurred under a contract for its remaining term without economic benefit to the entity should be recognized and measured at its fair value when the entity ceases to use the right conveyed by the contract. Sony Ericsson has identified a difference between US GAAP and Swedish GAAP of TEUR 15,498 related to leasehold property that has not yet been terminated or vacated and thus not qualified as provisions in accordance with US GAAP.

Post-employment benefits

To calculate the annual expenses for the defined benefit plans, Sony Ericsson uses the corridor method. The amount recognized in the income statement which is the difference to US GAAP is not material.

Deferred Income Taxes

Deferred tax is calculated on US GAAP adjustments and the US GAAP balance sheet reflects the gross recognition of deferred tax assets and liabilities.

Non-current and current assets

Swedish GAAP requires deferred tax assets to be classified as non-current assets on the balance sheet. Under US GAAP, deferred tax liabilities and assets are classified as current or non-current based on the classification of the related asset or liability for financial reporting. A deferred tax liability or asset that is not related to an asset or liability for financial reporting, including deferred tax assets related to carryforwards, shall be classified according to the expected reversal date of the temporary difference. The balance sheet shows a difference in non-current and current assets between Swedish GAAP and US GAAP which relates to the classification of deferred tax assets.

Adjustment of net income, comprehensive income, equity and balance sheet items

Application of US GAAP as described above would have had the following effects on consolidated net income.

Adjustment of Net Income

	2008	2007	2006
Net income per Swedish GAAP	-72,890	1,114,192	997,319

US GAAP adjustments before taxes:
Business Combination	100	100	918
Synthetic Option Plan	1,018	-3,623	1,472
Restructuring	15,498	—	—
Tax effect of US GAAP adjustment	-4,339	1,002	-522

Net income in accordance with US GAAP	-60,613	1,111,672	999,186

20-F 2008	22

Comprehensive income

	2008	2007	2006
Net income in accordance with US GAAP	-60,613	1,111,672	999,186

Other comprehensive income
Gain/loss on cash flow hedge	10,191	1,087	-9,544
Translation adjustment	30,008	-21,771	-32,561
Deferred tax	-2,785	-161	2,499
Total other comprehensive income	37,414	-20,845	-39 606

Comprehensive income in accordance with US GAAP	-23,199	1,090,827	959,581

Adjustments of stockholders’ equity

	2008	2007
Equity as reported per Swedish GAAP	1,216,948	2,025,957

US GAAP adjustments before taxes:

Business Combination	-764	-864
Synthetic Option Plan	-228	-1,246
Restructuring	15,498	—
Deferred tax effect of
US GAAP adjustment	-3,886	453

Stockholders’ equity in accordance with US GAAP	1,227,568	2,024,299

Balance sheet items according to Swedish GAAP and US GAAP

	Swedish GAAP		US GAAP
	Dec. 31 2008	Dec. 31 2007	Dec. 31 2008	Dec. 31 2007
Non-current assets	589,134	571,826	290,349	403,879
Current assets	3,869,914	4,807,814	4,164,049	4,975,349

Total Assets	4,459,048	5,379,640	4,454,398	5,379,228

Stockholders equity	1,216,948	2,025,957	1,227,568	2,024,299
Minority interest	57,435	64,006	57,435	64,006
Provisions	612,970	461,310	597,472	461,310
Non-current liabilities	3,710	1,603	3,710	1,603
Current liabilities	2,567,985	2,826,764	2,568,213	2,828,010

Total stockholders’ equity and liabilities	4,459,048	5,379,640	4,454,398	5,379,228

Multi-employer plan

The Swedish ITP pension plan financed through insurance with Alecta is a multi-employer plan defined by Statement of Financial Accounting Standards No. 87, Employers’ Accounting for Pensions, and therefore it is accounted for as a defined contribution plan.

20-F 2008	23